

koios
STUDY LIST
CASE, 1854 (CASE-1854)
Study Levels Zoom Pan Play CINE Reset Clear Scroll Lock Koios ROI Screenshot
Study:
Nov 30, 2019:
US BREAST - BI-RADS 5 - Malignant
LT BREAST 2:00 4CM F/N, PALP, ANTIRRADIAL
Save
Summary
F1
S
Suspicious
Risk Alignment: BI-RADS 4A-4B
B P S M
BI-RADS DESCRIPTORS
shape Round
orientation Parallel
POSITION & SIZE
R
L
POSITION: Clock 4 00
CM/FN: 4
PERIAREOLAR: 00

KOIOS MEDICAL, INC

A Newsweek "World's Best Digital Health Company". AI powered, life-saving software. Proven. Growing.

koiosmedical.com New York, NY

Technology B2B Healthcare AI VC-Backed

Highlights



VC-Backed

Raised $250K or more from a venture firm

Fast Growth

Revenue growing 2X/yr for at least prior 6 months

1   Rapidly growing market. AI assisted cancer detection. MRI accuracy at a fraction of the cost.

2   A Newsweek "World's Best Digital Health Company" for 2024.

3 $2B market opportunity. Worldwide network of clinical champions. 500+ sites. 35 countries.

4   Reimbursement eligible. CPT Codes (0689T, 0690T) issued. FDA, CE Mark, HealthCanada and more.

5   Disruptive AI technology. First mover advantage. Proprietary datasets. Limited to no competitors.

6   Investment terms same as lead strategic institutional investor, Mitsui & Co (Japan). >96% funded.

7   Stellar management team. Proven track record. Network of world class, engaged clinical advisors.

8   Distribution partner: GE Healthcare, Philips, Sirona Medical and more. Hyper-growth mode.

Our Team



Chad McClennan President & CEO

Leader of the company, inspired to make an impact in the lives of physicians, patients, families and society. Previous co-founder of medical software company sold to Stryker. Advised healthcare, technology companies Humana, Chapters Health System, others.

Graham Anderson Chief Financial & Administrative Officer



Graham Anderson Chief Financial & Administrative Officer

Experienced in finance across verticals including healthcare, IT services and consumer products. Former VC turned operator helping guide our company and serve our shareholders.



Ajit Jairaj Vice President - R&D

Initially designed face recognition for the US DoD and pivoted into analyzing suspicious ultrasound exams and now oversees the brilliant Koios Medical research and development engineers.



Jon Robinson Vice President - Software Product

Two decades of experience designing, delivering, and supporting radiology software products to the largest radiology providers globally.



Omar Partida Chief Development Officer

Established national breast cancer screening programs across the Gulf region, introducing and implementing innovative radiology technologies. Coordinates Koios' efforts across our growing network of channel partners.



Bill Hulbert VP Software Development

Building great software! Oversees and manages all layers of Koios application development to ensure quality, secure and reliable solutions for Koios customers.

Invest in software with vision.

We are excited to introduce you to our exciting story, the future of SmartUltrasound and offer an investment opportunity normally reserved for, exclusive to professional, institutional investors and VC firms.



Koios Medical, Inc

The global leader in AI software as a medical device (SaMD) for the accurate diagnosis of breast and thyroid cancers improving clinical outcomes and workflows applying deep learning to the lowest cost, safest and most widely available imaging modality in the world, ultrasound. SmartUltrasound™

The first breast ultrasound exam interpretation supported by Koios SmartUltrasound was read by Dr. Lai Ming Yu in New York City on March 9,

Invest in software with vision.

We are excited to introduce you to our exciting story, the future of SmartUltrasound and offer an investment opportunity normally reserved for, exclusive to professional, institutional investors and VC firms.

Koios Medical, Inc

The global leader in AI software as a medical device (SaMD) for the accurate diagnosis of breast and thyroid cancers improving clinical outcomes and workflows applying deep learning to the lowest cost, safest and most widely available imaging modality in the world, ultrasound. SmartUltrasound™

The first breast ultrasound exam interpretation supported by Koios SmartUltrasound was read by Dr. Lai Ming Yu in New York City on March 9,



As of January, 2022 use of Koios DS became a billable procedure (USA).

"We found that the overall utilization of medical AI products is still limited and focused on a few leading procedures.

However, utilization has generally increased exponentially for each medical AI procedure."

James Zou, PhD et al

The NEW ENGLAND
JOURNAL of MEDICINE

November 9, 2023

Ranked #6 of most frequently billed AI solutions of the more than 700 AI solutions cleared by the FDA; all in less than 18 months since codes for the use of Koios DS were made available. Research indicates the availability of billing codes can lead to utilization that grows "exponentially".

Situation

AI-powered software for ultrasound imaging and workflow optimization is poised to super-charge an already booming market.

Projected market value of ultrasound, by 2028. **$13B**

The global medical imaging AI market is **$14B**

As of January, 2022 use of Koios DS became a billable procedure (USA).

"We found that the overall utilization of medical AI products is still limited and focused on a few leading procedures.

However, utilization has generally increased exponentially for each medical AI procedure."

James Zou, PhD et al

The NEW ENGLAND

JOURNAL of MEDICINE

November 9, 2023

median age of a medical AI procedure is only about a year (374 days).

GROWTH PATTERNS OF MEDICAL AI DEVICES

We found that the overall utilization of medical AI products is still limited and focused on a few leading procedures.

12, 2018, to LumineticsCore,[61] an AI diagnostic system that autonomously diagnoses patients for diabetic retinopathy (including macular edema).[62] It is indicated for use by health care providers to automatically detect more than mild diabetic retinopathy in adults diagnosed with diabetes who have not been previously diagnosed with diabetic

Ranked #6 of most frequently billed AI solutions of the more than 700 AI solutions cleared by the FDA; all in less than 18 months since codes for the use of Koios DS were made available. Research indicates the availability of billing codes can lead to utilization that grows "exponentially".



Situation
AI-powered software for ultrasound imaging and workflow optimization is poised to super-charge an already booming market.
Projected market value of ultrasound, by 2028.
$13B
The global medical imaging AI market is
$14B
University College London Hospital NHS (England)
CONFIDENTIAL



Problems we must solve
A critical shortage of radiologists around the world.
Breast and thyroid cancer incidence is on the rise. Found in younger patients more than ever before.
Ultrasound image interpretation can be challenging. Accuracy and variability in diagnosing cancers is fraught with errors and low clinical confidence.
New legislation is poised to drive up ultrasound use.
Economic and ethnic disparities abound.

Koios Medical's software was designed at the outset to pinpoint multiple pain points plaguing healthcare systems worldwide; specifically radiology, the mega service line that spans across all medical specialties. A "one to many" relationship exists whereby a single software solution can elevate quality, control costs, save

time and help close the health equity gap simultaneously.



Problems we MUST solve

80% of breast biopsies performed **are negative**. Benign.

95% of thyroid biopsies performed **are negative** or inconclusive.

Yet **doctors miss 100K+ breast cancers** every year in the US alone.

A cancer **found early has 99% 5 year survival** vs. 50% when cancers are found later as treatment costs increase 10x.

Lives are at stake. Although many solutions offer a promising range of benefits, few can match the life-saving impact of early cancer detection and accurate diagnosis. $1.6B is spent annually in the US on breast biopsies of which $1.3B are benign, negative; YET tens of thousands of breast and thyroid exam still miss, or deem as "interval cancers" to be found later, often after the possibility of effective treatment. Koios SmartUltrasound is already saving lives along with ultimately millions of dollars and hours of time wasted on avoidable procedures and too late-stage treatments.



Radiology
Artificial Intelligence

JANUARY 2024 · VOLUME 6 NUMBER 1 · RADIOLOGY-ALESNA.ORG

A Multi-Society Statement from the ACR, CAR, ESR, RANZCR and RSNA.

"

Artificial Intelligence (AI) is likely to be the **single most-disruptive influence** on radiology in many decades, and potentially since the very beginnings of our specialty...

Artificial intelligence offers the possibility of change that **goes far beyond previous disruptions**.

(Jan 2024)



SmartUltrasound was created from amassing a dataset comprised of what has grown to over 2M images along with pathology data that distills images down to the pixel level for patterns that are invisible to the human eye, building models that predict cancer and distinguish normal tissue with startling and ever increasing accuracy. Trillions of pixels tell a story that saves lives and reduces the need for the cost and stress of more crude methods of today.



SmartUltrasound
Scalable, accurate, simple, fast.

On scanner, at your workstation, in your reports.

Our software is designed and built to meet the needs of clinicians from on-scanner in the ultrasound exam room to the reading workstation and into reports. Vendor agnostic built upon image data from all major ultrasound scanners across all major ethnicities. Built for a global community of users and patients to improve accuracy, consistency and optimize cumbersome workflows.



Product
Available on GE LOGIQ scanners
GE HealthCare
We're with you from imaging to reporting.
→ AI integrated, on scanner
→ Seamless usability
→ One-click analysis
→ POCUS Compatible
→ Works in your workflow
GHT TRANS THYROID
L2-9 Thyroid
TGC
B Mode
M Mode
Doppler Mode
Exam Calcs
Options
Nodule
PATIENT
SCAN
REPORTS
END EXAM
Return
koios
1/1
L
W
Velocity
Stiffness
Stiffness Velocity
Delete Nodule
CONFIDENTIAL

Simply select the Koios Owl button directly on the touch panel of any GE LOGIQ scanner and instantly obtain a cancer risk assessment aligned to BI-RADS or TI-RADS that can be edited, saved or disregarded, improving timeliness of interpretation with fewer reporting errors. Coming soon to the touch panel of other major manufacturers.



Product
PACS Viewer
Thyroid AI Analysis
Diagnose nodules more quickly and accurately.
→ Aligns to TI-RADS or ATA
→ Auto-populates descriptors
→ Fine-tune risk level with AI adapter
Koios DS
koios
xxxxxxxx
MRN: P-0169-DD30-DB04
DOB: INVALID DATE
Admin User
Copy All
Save
N1 N2 N3 N4 N5
5
Highly Suspicious
FNA
8 pts = 6 pts + 2 3.34 cm ≥ 1 cm
ACR TI-RADS DESCRIPTORS
Solid Or Almost Completely Solid 2
Hyperechoic Or Isoechoic 1
Wider-Than-Tall 0
Lobulated Or Irregular 2
TRV
Image 14 of 81



Multiple suspicious nodules captured in a thyroid ultrasound exam receive a full and thorough assessment, classified and a draft report prepared aligned to TI-RADS and ready for review. Modify or export directly into patients' reports.



Ultrasound breast exams, particularly valuable to women with dense breast tissue, benefit from a thorough cancer risk assessment aligned to BI-RADS to be saved, edited and exported directly into patients' reports.




ACR TI-RADS recommendation: No FNA (Benign)
*When integrated with reporting software
Copy text
Export

Full reports can be populated at the lesion or nodule level with each appropriate descriptor category populated, TI-RADS scores calculated and exported into a consistent, customized report template complete with CPT Codes and language to facilitate accurate billing.


Problem
"
Uncontrolled variation is the enemy of quality.
W. Edwards Deming
1980
Radiologists with comparable training and experience disagreed with each other's diagnosis
36%
of the time
Physicians changed their own initial diagnosis when presented with the same case a month later.
20%
of the time
American Journal of Roentgenology April 2020
Victoria L. Mango, Mary Sun, Ralph T. Wynn, and Richard Ha

Why is Koios DS SmartUltrasound software SO important? Nobody is correct 100% of the time. In fact, Koios' and other studies have found physicians can disagree with one another on examination interpretation more than 1/3 of the time AND will change their minds on the same exam one of every five times. Variability in interpretation leads to errors. Medical mistakes are the 3rd leading cause of death in the US. Use of Koios software dramatically reduces variability by >40%.


Evidence
Our AI makes everyone better.
Sensitivity (avg.)
97-99%
More cancers found
6%
Specificity (avg.)
61%
Biopsies avoided
31%
Reader AUC with SmartUltrasound Breast
15 physicians, various experience levels
American Journal of Roentgenology April 2020
Victoria L. Mango, Mary Sun, Ralph T. Wynn, and Richard Ha



Koios' landmark study was comprised of 15 physicians across all experience levels and found significant improvements to both sensitivity (cancer detection) and specificity (benign determination) leading to significant improvements to the overall quality of care and patient outcomes (at lower costs).

Our AI makes *everyone* faster.



Sensitivity (avg.)	+14%	Variability	-41%
Specificity (avg.)	+37%	Interpretation time	-24%



Reader interpretation time with SmartUltrasound Thyroid
15 physicians, various experience levels

— Physicians alone
— Physicians + SmartUltrasound

Journal of Digital Imaging August 2023
William Middleton, Edward Grant, Michael Beland, Jonathan Kirch, Ross Filice, Jordi Reverter, Inaki Arguelles, Lev Barinov, Ajit Jairaj

Not only was quality improved, but significantly LESS time was required when studying physician interpretation times.



11
Peer-reviewed retrospective studies

20



" The AI DS accurately characterized 100% of detected ILC lesions as suspicious or probably malignant.

Clinical Imaging May/Sept 2023

Tali Amir, Kristen Coffey, Varadan Sevilimedu, Reza Fardanesh, Victoria L. Mango

" Artificial intelligence decision support aid may help improve sonographic diagnostic accuracy, ... decreasing false-



Posters and abstracts

50*

Validation studies

*And counting

positives.

Ultrasound Quarterly March 2021

Samantha L. Heller, PhD, MD; Melanie Wegener, MD; James S. Babb, PhD; Yiming Gao, MD

2020
SBI
ACR
BREAST IMAGING
SYMPOSIUM

"

Our results suggest that software like this could potentially reduce the number of unnecessary breast biopsies.

2020 SBI ACR Breast Imaging Symposium

Joseph Cavallo, MD *2020 Wendell Scott Research Award Recipient*
Fellow, Emergency Radiology & Healthcare Leadership
Yale Department of Radiology

All studies performed to date all indicate the same, powerful and exciting conclusion: Koios SmartUltrasound software when used properly and in accordance with its indications can lead to significant improvements in cancer detection while simultaneously eliminating avoidable benign biopsy procedures and unnecessary follow-up appointments for patients.



Evidence
It's happening, AI outperforms.
A Comparison of AI Vendor Algorithms for Stand-Alone Lung Nodule Detection on Chest X-Rays
AUC
Sensitivity
Specificity
100%
80%
60%
40%
20%
0%
Annalise.ai
Infervision
Lunit
Milvue
Oxipit
Siemens Healthineers
VUNO
Radiologists
Source: Leeuwen KG, Schalekamp S, Rutten MJCM, et al. Comparison of commercial AI software performance for radiograph lung nodule detection and bone age prediction. Radiology. 2023;210(1):e23091. Doi: 10.1148/radiol.230981. Online ahead of print. (Editor's note: Sensitivity and specificity percentages for the Annalise.ai and Oxipit algorithms were not available in the study.)
→ Multiple AI solutions have begun to consistently outperform physicians.
→ Several companies, clinical use cases.
→ Koios SmartUltrasound + physicians consistently outperforms physicians alone.
CONFIDENTIAL

AI is outperforming physicians alone in other clinical applications as well. A recent study demonstrated how several solutions performed relative to physicians interpreting the same exams. NOTE: Koios is indicated for use as a second opinion, to complement and augment clinical decision-making.



Metrics
Koios KPIs: Adoption Accelerating



→ Active Users: + 62%
→ Cases Analyzed: + 207%
→ Breast Exams: + 376%
→ Thyroid Exams: + 154%
Active Users
Active User
Cases Analyzed
+ 20%
+ 62%
Cases Analyzed
Breast
Thyroid
+ 200%
CONFIDENTIAL

Key metrics: User and adoption growth has experienced double and triple digit gains since emerging from the Covid challenged period that began March, 2020. Adoption growth is the precursor to revenue we anticipate in the future as trials and pilots convert to commercial terms.

Traction
Rapidly Growing Customer Base
A growing community of key opinion leaders (KOLs) and distributors actively advancing AI adoption.
USA
California
Colorado
Connecticut
D.C.
Florida
Illinois
Kansas
Maryland
Massachusetts
Michigan
Missouri
New Jersey
New York
North Carolina
Ohio
Pennsylvania
Rhode Island
Texas
Vermont
Virginia
Washington
Canada
EMEA
Belgium
Czech Republic
Egypt
France
Germany
Greece
Ireland
Israel
Italy
Kenya
Kuwait
Lithuania
Moldova
Morocco
Netherlands
Romania
Saudi
Spain
Turkey
UAE
United Kingdom
Qatar
APAC
Indonesia
Malaysia
Singapore
Thailand
Vietnam
LATAM & CARIBBEAN
Mexico
Venezuela
Dominican Republic
Argentina
Chile
Peru
Guyana
Ecuador
Uruguay
Brazil
60
data sources
30+
distributors
30+
research sites
*as of Nov 2023
CONFIDENTIAL

Traction
Adoption
Forward-thinking organizations around the world are
SaludDigna
Memorial Sloan Kettering Cancer Center
THE UNIVERSITY OF TEXAS
MDAnderson Cancer Center
Yale NewHaven Health
MedStar Georgetown University Hospital
Dexeus mujer
RadNet
NHS Grampian
Duke UNIVERSITY





discovering the value
of SmartUltrasound™
Mass General Brigham
ACIBADEM
IAF
Penn Medicine
UPMC
LIBERTY HOSPITAL
Hospital Universitario Ramón y Cajal
MAIN STREET RADIOLOGY
LHR
LENOX HILL RADIOLOGY
ROYALE HAYAT HOSPITAL
KAISER PERMANENTE.
and many more...
CONFIDENTIAL

A sampling of customer institutions and organizations (willing to allow us to display their names). Many of the leading cancer centers in the US are customers and/or research partners among a rapidly growing installed base.

Competition & IP
Competitive Landscape
Ultrasound + AI Market
No other known vendor agnostic players with full FDA clearance *and* CE Marked decision support commercially available.
→ Samsung S-Detect (on-scanner): x not FDA cleared
→ AmCad (Thyroid): x not FDA cleared
→ MEDO (Thyroid): Medo acquired by Exo
→ Qview (ABUS (automated breast)): x detection only
→ See-Mode: x not FDA cleared
Koios is differentiated and uniquely well positioned against any competition based on the large, growing curated image dataset, IP, regulatory status, product performance, distribution, installed base and "first in market" on physician screens and on hardware position; presenting numerous formidable barriers to entry.
> 2M image dataset linked to pathology and ground truth sources from a diverse international population of sources.
CONFIDENTIAL

	Ultrasound	X-ray/Mammo	CT-scan	MRI
Breast	**Koios** Samsung Qview SeeMode	Kheiron CureMetrix iCAD, Screenpoint Deep Health Therapixel, Lunit		Qlarity *Formerly QuantX*
Thyroid	**Koios** AmCad MEDO			
Lung/Chest		(several)	Riverrain AIdoc	
Brain			Viz.AI AIdoc Others	(Several)
Abdomen	Butterfly		GE	Resonance
Heart	Caption Health Heart Flow		Siemens TeraRecon	Arterys (several)

Koios enjoys a first mover advantage and a unique position with limited to no known viable competition worldwide. Other ultrasound AI players either lack similar capabilities or are yet to receive regulatory approvals and clearances.



Go to Market
In Market: Executing Commercially
Market
Customers
ICP & Buyers
Positioning
Regulatory & Compliance
Sales & Distribution
Branding
Promotion
Customer Acquisition
Pricing
Customers
Buyers
Distribution
Strategies
Conferences, Congresses
Campaigns, Collateral
Evidence, Productivity

Academic & Community
Private Practices, Imaging Ctrs
Governments (MoH)
Endocrinology Groups
Primary Care
Large Employers
Radiology Service Providers
Private & Community vs Academic
Physicians = Champions
IT = Approve/Reject/Delay
Youth vs. Aging Bias
ICP Targets
Dept. Chairperson
Section Chief
Administration
Clinic/Center Owner
Minister of Health/Government
Administration = Economic Buyer
Bought AI previously
Budgeted for AI
Mandate to adopt AI
Signing authority
Direct Sales
OEM Partners (GEHC, Philips)
MedTech Device Distributors
Payers
Referrals, WoM
Global network, rapidly expanding
Leverage existing relationships
Medtech device focused
OEM (hardware, PACS)
Key Opinion Leaders/Influencers
AI Platform partners
GEHC Worldwide Distributor
Mammo AI partner collaboration
Messaging
Media, Web, Social
Pricing, Value Analysis
Key Opinion Leaders/Influencers
Society Congresses, Journals
Social Channels, Website, SEO
Reimbursement, Productivity
Branding, Targeting KOLs
Trade Media, Researchers
Lists & Lead Generation, Capture
Gain Sharing
Recent National News Coverage
Recent Regional News Coverage
CONFIDENTIAL

A "go to market" strategy and plan in full execution mode. Targeted customers being reached through a coordinated effort of campaigns, conferences and distribution partners with flexible, value-based pricing. Our global distribution network included GE Healthcare, Philips, Sirona Medical and many other leading regional and local entities.



Pricing
Flexible, value-based subscription pricing
Primarily selling to hospitals, health systems and private radiology & endocrinologist groups based on annual case volume and/or quantity of users or scanners.
ROI often exceeds 300%; payback one year or less.
Annual subscriptions for on-scanner-only to enterprise solutions – fully integrated to scanner, PACS and reporting systems. Pricing supported by reimbursement. Evaluating revenue-sharing or one-time capital purchase options.
Scanner only
$
$12K/year/scanner
Reimbursement Support
Individual and Annual volume
$$
$10K - $25K/year
Reimbursement Support
Group
$$$
$25K - $75K/year
Reimbursement Support
Enterprise
$$$$
> $100K/year
Reimbursement Support
CONFIDENTIAL

Annual subscription pricing tailored to the size of any customer. Investments in Koios software typically costs far less than the gains, efficiencies seen and amounts eligible for reimbursement, typically delivering a payback measured in months. Arguably the strongest value proposition available of any radiology AI solution.

TAM
Total Market Opportunity: >$1.6B worldwide(2). Limited competition.
8+ million SmartUltrasound™ Breast & Thyroid eligible exams per year (US only)

@$50/exam(1) = $300M annually
Screening mammograms
Diagnostic follow-ups
Biopsies
False positives
Cancer detection
50M
per year, USA alone →
6M
1.6M
>80%
300K
(1) Conservative reimbursement estimate
(2) $1.6B TAM includes thyroid ultrasound volumes only
CONFIDENTIAL



Millions of traditional diagnostic exams per year are now eligible, candidates for the use of Koios SmartUltrasound, creating a substantial market opportunity for Koios and our distribution partners.

Leadership Team & Advisors
Board of Directors
Dr. Mark Glasgold Chairman
Chad McClennan

TAM
Total Market Opportunity: >$1.6B worldwide(2). Limited competition.
8+ million SmartUltrasound™ Breast & Thyroid eligible exams per year (US only)
@$50/exam(1) = $300M annually
Screening mammograms
Diagnostic follow-ups
Biopsies
False positives
Cancer detection
50M
per year, USA alone →
6M
1.6M
>80%
300K
(1) Conservative reimbursement estimate
(2) $1.6B TAM includes thyroid ultrasound volumes only
CONFIDENTIAL

Millions of traditional diagnostic exams per year are now eligible, candidates for the use of Koios SmartUltrasound, creating a substantial market opportunity for Koios and our distribution partners.



Growth projected for 4-5 years in the future may offer an opportunity for investors to exit through either acquisition or future financing rounds used for additional product and market development, expansion. Future projections not guaranteed.



Current forecasts indicate the potential for achieving cashflow neutral to positive by the end of 2025. This current raise could be sufficient to achieve that important milestone. Note that future projections are not guaranteed.



Prior (Series A) **Round:** **$10M** raised at $25M *(pre-money)*

Koios Medical has efficiently utilized $34 million in seed and venture capital since its inception in 2012. Currently, the company is in the process of raising an additional $5 million through WeFunder, in conjunction with a Series B round led by Mitsui & Co, of which $8 million has already been committed and funded.

Our objective is to source incremental funds from a diverse network of passionate individuals dedicated to innovation and enhancing healthcare. WeFunder provides an avenue for Koios to extend this investment opportunity to physician customers, patients, partners, and other healthcare investors that might otherwise be restricted to institutional investors.

With Mitsui as the largest shareholder in IHH Healthcare and our global community of physician customers, partners, and individual investors, we are confident that Koios will be well-positioned to execute its aggressive growth strategy. Our ultimate aim is to establish Koios as the global standard for diagnostic ultrasound, reducing missed cancer diagnoses, facilitating early cancer detection, optimizing workflows, expediting reimbursement processes, and fostering rapid global commercial expansion.

Koios Medical has already demonstrated promising results in the US market, with multiple private payers reimbursing our SaMD technology under recently approved CPT codes (0689T, 0690T) applicable to both Koios DS Breast and Thyroid SmartUltrasound AI software. Additionally, the newly created Medicare Transitional Coverage for Emerging Technologies (TCET) presents another favorable payment framework opportunity through CMS.

Furthermore, the growing shortage of clinical resources worldwide, coupled with the escalating imaging workload, underscores the urgent need for an innovative imaging solution to enhance productivity and prevent lapses in care, excessive treatment costs, and loss of life.

The allocated funds will primarily deployed as working capital to support commercial expansion, ongoing market and product development, enhancing efficiency for physicians and technicians, reimbursement efforts, and continued support for our expanding customer base transitioning to commercial customers and product advocates. This growth capital will facilitate expanded market access, reimbursement support from payers, operational scaling in key markets, data acquisition, and funding operations while implementing new monetization strategies.

The infusion of Series B equity/crowdfunded growth capital will drive clinical adoption necessary for SmartUltrasound™ to establish itself as the diagnostic standard worldwide, laying the groundwork for robust revenue growth and profitability in 2026 and beyond.



Koios Community Testimonials



" Koios artificial intelligence nearly cuts my reading times in half, especially on more challenging and time consuming cases... those minutes really add up.



Amy Patel, MD
Chief of Breast Imaging, Liberty Hospital & UMKC Medical School



" What Koios was able to do in 5 seconds typically requires 3 minutes, per nodule AND did so with perfect accuracy...

Dr. Julian Goh Park Nam
Tan Tock Seng Hospital, Singapore



" Koios is transforming thyroid nodule characterization and markedly improving the lives of patients with nodules.

Decreasing unnecessary biopsy for benign nodules while accurately identifying thyroid cancer, Koios powered by AI allows us to navigate a new world in next generation thyroid imaging.

Your patients and referrers will thank you for being Koios confident!

Louis Mazzarelli, MD
Radiologist, Yale New Haven Health/Lawrence + Memorial (USA)



" Koios AI has profoundly influenced our medical practices, bringing about a substantial reduction of nearly 50% in excessive follow-ups for BI-RADS 3 cases.

Additionally, we've observed an almost one-fifth decrease in biopsy indications for BI-RADS 4 cases.

Koios AI has effectively streamlined our processes, leading to improved efficiency in breast imaging.

Professor Erkin Aribal, MD
Chief of Breast Imaging, Acibadem University (Turkiye)





> Artificial intelligence has the ability to make us... even better physicians than we might otherwise be.

Laurie Margolies, MD
Chief of Breast Imaging, Mount Sinai Health System

CBS Evening News Segment:
https://www.cbsnews.com/newyork/news/doctors-tout-use-of-artificial-intelligence-to-detect-breast-cancer/



Koios Medical, Inc

Investment Opportunity Summary

Koios Medical, Inc (NYC) has emerged as the global leader in AI software for accurately diagnosing cancer while improving clinical workflows by applying proven machine learning to the lowest cost, safest and most widely available imaging modality in the world: ultrasound, sonography

Koios SmartUltrasound software is built upon proprietary machine learning and deep learning models and methods, utilizing a massive and expanding image dataset clinically proven to enhance diagnostic accuracy for breast and thyroid cancer while optimizing operational workflows.

The Company holds regulatory clearances both domestically and internationally (FDA, CE Marks) as software as a medical device (SaMD), providing clinical decision support to improve physician efficacy, efficiency, and productivity. This technology is currently utilized by a growing network of leading caregivers spanning over 20 countries.

Koios Medical is positioned for exponential growth over the next five years as the adoption of AI in radiology, particularly, gains traction in response to workforce constraints. This growth is supported by our accumulating body of positive clinical evidence, ongoing product innovations, a global distribution network, increasing user acceptance, and the rise in payer-supported reimbursement.

The Company is currently raising a Series B round of $13M with $8 million already committed and funded by a major international financial institutional investor (Mitsui & Co). An additional $5 million is available for raising from the "Koios Community" through WeFunder.com/Koios.

Thank you.

Chad McClennan
President & CEO



Graham Anderson
CFO, CAO

